Exhibit 4.1

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF JANUARY 26, 2006.

On January 26th in the year two thousand and six, at 10:00 a.m., the Board of Directors of the société anonyme France Telecom met at the registered office of the company in the 15th Arrondissement of Paris at 6, place d’Alleray upon notice duly given by the Chairman dated January 20th, 2006.

The Chairman noted that, more than half of the directors being present, a quorum of the Board was established.

Item 1.2 – Setting the Amount of the Chairman’s Compensation

The Chairman recalled that pursuant to Article 18 of the by-laws, the Board is required to determine the Chairman’s remuneration and related details, and gave the floor to Mr. Roulet.

The Chairman of the Compensation, Nominating and Governance Committee (CNGC) recommends on behalf of the CNGC that the Board renew the compensation package of the Chairman of France Telecom on its existing terms as determined at the March 7th, 2005 Board meeting . This compensation package breaks down as follows:

1    The Chairman receives fixed gross annual compensation of EUR 900,000;

2    He is also entitled to variable compensation based entirely on the factors and objectives comprising the ‘Group Solidarity’ component of the bonus set for the members of the Executive Committee. The target rate set for full achievement of this bonus is equal to 50% of fixed gross annual compensation;

3    In terms of benefits in kind, the Chairman has use of a company car with driver. He is entitled to use the services of consulting firms providing personal legal assistance linked to his duties for up to 100 hours of consulting services per year. He also has a phone line with unlimited calls (executive line) and the equipment (notably IT) required for the performance of his function;

4    Mr. Didier Lombard is covered by the France Telecom Group’s supplementary personal protection scheme (régime de prévoyance complémentaire). For the duration of his period in office, Mr. Didier Lombard will continue to be covered by the supplementary pension scheme set up for “non-grid” (hors grille) members of staff, on the basis that he had been placed outside the salary grid before the age of 55;

After having deliberated, the Board decided by a majority vote to approve this proposal. The Chairman did not take part in the vote, Mr Bernardi abstained, and Mrs. Adam and Mr Gaveau voted against the proposal.

After having deliberated, the Board decided by a majority vote, in accordance with Article L.225-38 of the Commercial Code, to grant a severance package to Didier Lombard equivalent to 21 months of his last total gross annual compensation, following decision by the Board of Directors, in the event that his period of office is terminated by decision of the Board, and if in addition he is obliged as a consequence to leave the Group with his contract of employment having been broken off. This severance compensation includes mandatory severance payments. The Chairman did not take part in the vote, and Mrs. Adam, Mr. Bernardi and Mr. Gaveau voted against the motion.

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF JANUARY 31, 2007.

On January 31st in the year two thousand and seven, at 17:00 p.m., the Board of Directors of the société anonyme France Telecom met at the registered office of the company in the 15th Arrondissement of Paris at 6, place d’Alleray upon notice duly given by the Chairman dated January 29th, 2007.

The Chairman noted that, more than half of the directors being present, a quorum of the Board was established.

Item 4. Report of the Compensation, Nomination and Governance Committee

4.1 - Calculation method for the Chairman’s bonus for first half 2007, and calculation of second half 2006 bonus.

M. Roulet recalled that the Chairman’s bonus, like the Group component of the Group Management Committee bonus, was built on two indicators:

■	The growth rate in pro forma revenues: weight 50%

■	Organic cash flow: weight 50%

The valuation of the revenue indicator was as follows:

The ordinate equal to 1 on the elasticity curve corresponded to a pro forma growth rate excluding PagesJaunes of -0.3%. The upper limit of the elasticity curve (ordinate equal to 1.33) corresponded to the Budget +0.5 points (+0.20%). The ordinate equal to 0 was reached for an achieved level equal to Budget -1 point (-1.3%).

The valuation of the organic cash flow indicator was as follows:

The ordinate of the elasticity curve corresponded to the budget objectives (3,686 million euros). The upper limit of the elasticity curve (ordinate equal to 1.33) corresponded to Budget +5% (3,870 million euros). The ordinate equal to 0 was reached for an achieved level equal to Budget -5% (3,502 million euros).

The calculation is thus a mechanical one based on these two parameters.

In accordance with the elasticity curve and the defined weightings, it is therefore proposed to set the bonus of the Chairman of France Telecom for the second half of 2006 at 1.3055 x 50% = 65.275% of his fixed compensation, namely 293,738 euros. This result underscores the company’s performance and thus compensates for that recorded in the first half of 2006 which was unrepresentative of the effort shown by the organization: for that period the amount of the Chairman’s bonus was 171,000 euros.

For the first half of 2007, the CNGC recommends keeping the same indicators, namely:

■	The growth rate in pro forma revenues: weight 50%

■	Organic cash flow: weight 50%.

Applying the objectives of Budget 2007 leads to the following valuation for revenue:

The ordinate equal to 1 on the elasticity curve corresponds to a pro forma growth rate of +0.5%. The upper limit of the elasticity curve (ordinate equal to 1.33) corresponds to the budget +0.5 points (+1%). The ordinate equal to 0 is reached for an achieved level equal to Budget -1 point (-0.5%).

The valuation of the organic cash flow indicator for the 2007 Budget is as follows:

The ordinate equal to 1 of the elasticity curve corresponds to the budget objectives (2,908 million euros). The upper limit of the elasticity curve (ordinate equal to 1.33) corresponds to Budget +5% (3,053 million euros). The ordinate equal to 0 is reached for an achieved level equal to budget -5% (2,763 million euros).

These indicators, which form part of the annual budget, are set out on a half-yearly basis so that, in management terms, a rhythm can be established in the organization. The changing context tied to external factors constitutes the only constraint to the exercise.

The Chairman submits the CNGC proposal to a vote by the Board members. The bonus for the France Telecom Chairman for the second half of 2006 is adopted by majority vote. Mrs. Adam and Mr. Gaveau voted against the motion, Mr. Bernardi abstained and Didier Lombard did not take part in the vote.

The objectives and calculation methods relating to the bonus portion of the France Telecom Chairman’s compensation for the first half of 2007 are adopted by majority vote. Mrs. Adam and Mr. Gaveau voted against the motion, Mr. Bernardi abstained and Didier Lombard did not take part in the vote.

2